TSX:IRC                                                                                 NR 06-07

                                                                                         April 10, 2006

IRC ROYALTY UPDATE

PINSON OUNCES AND GOLD GRADE INCREASE

BARRICK BACKS IN FOR US$30 MILLION

DENVER, COLORADO, April 10, 2006 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Atna Resources Ltd. (Atna) made three significant announcements relating to the Pinson Gold Project in a News Release dated April 6, 2006:

•

Revised Resource Estimates for the Pinson Project

•

Barrick’s decision to earn back a 70% interest for US$30 million (through its wholly owned subsidiary, Pinson Mining Company)

•

New drill results from the Ogee and Front Range Zones

IRC holds net smelter return royalties up to 3% on the Pinson project.

Atna stated in the release:

“Vancouver, B.C. (April 6, 2006). Atna announces that Pinson Mining Company (PMC) will increase its interest in the Pinson property in Nevada to seventy percent (70%). Under the terms of the agreement, PMC must spend US$30 million on further exploration and development of the property to back-in to a 70% interest. Completion of qualifying expenditures would result in formation of a 70:30 joint venture with PMC holding the 70% interest. If Pinson fails to make US$30 million of qualifying expenditures within 3 years Atna will regain a 70% interest.

Atna's President, David Watkins, said "Atna has discovered an exceptional amount of gold at Pinson and created an opportunity to build a gold mine in a short time period. Atna shareholders will benefit from the $30 million being spent to add value to the project. The Pinson Mining Company's expenditures will reduce Atna's risk and capital requirements and may create an opportunity to participate in a larger operation. The Pinson Mining Company decision to back-in exhibits confidence that the Pinson project may satisfy Barrick's operating threshold. Barrick is a well established and reputable operator in the district and can be relied upon to do an excellent job as our partner. The Pinson property is bound to play a key role in the growth of Atna as a gold exploration and mining enterprise.

Revised Pinson Resource Estimate

Atna has recalculated the February 2005 resource estimate to include drill results received by January 2006. Measured and indicated resources increased to 712,000 ozs (compared to

467,000 ozs in February 2005). The average grade of those ounces increased from 0.34 opt to 0.42 opt. Ogee zone resources are mainly in measured and indicated categories and could provide early high grade minable material. In the upper portion of the Range Front zone (above the 4,200-foot level) mineralization in the measured and indicated categories increased from 240,000 tons to 270,000 tons and the grade increased from 0.33 oz/t to 0.44 oz/ton. Additional holes in the Range Front and Ogee Zones completed after this resource estimate are reported below. No additional drilling was done in the CX zone and results are unchanged from February 2005.

Pinson Project Revised Resource Estimate

Measured and Indicated Resources (0.20 oz/ton Au cutoff)

Area

                Category    Short Tons(000)  Grade(oz/ton Au)  Contained oz

      Au(000)

Ogee Zone

       Measured

         201.0

          0.647

        130.2

                Indicated

         131.0

          0.654

         85.4

                Meas.+ Ind.

 331.0

          0.650

        215.6

Range Front Zone

Measured

         176.4

          0.341

         60.2

                Indicated

         437.9

          0.479

        209.8

                Meas. +Ind.

 614.3

          0.439

        270.0

CX Zone

                Measured

         319.0

          0.300

         97.0

                Indicated

         427.0

          0.300

        130.0

                Meas. +Ind.

 746.0

          0.300

        226.0

Total of all Zones

Measured

         696.4

          0.413

        287.4

                Indicated

         995.9

          0.427

        425.2

                Meas. + Ind.

1,692.3

          0.421

        712.6

Compared to Feb-05 M+I

Meas. +Ind.     1,467.0

          0.320

        467.0

Pinson Project Revised Resource Estimate

Inferred Resources (0.20 oz/ton Au cut-off)

Area

             Category    Short Tons(000)  Grade(oz/ton Au)  Contained oz

 Au(000)

Ogee Zone

Inferred

         17.0

       0.765

     13.0

Range Front Zone

Inferred

      2,422.0

       0.353

    855.7

CX Zone

Inferred

        658.0

       0.280

    185.0

Total of all zones

Inferred

      3,097.0

       0.340

  1,053.7

Compared to Feb-05 Inf

Inferred

      3,889.0

       0.330

  1,273.0

The mineral resource estimates above were calculated utilizing the commercial software, Surpac Vision Version 5.1, for both the revision of the upper Range Front and the Ogee zone. Grade shells (0.1 oz/ton or above) were constructed utilizing geologic cross sections and 15-

foot level plans. Drill data within the grade shells was composited into 5-foot assay intervals to build a block model of the material within the grade shell constraints. The grade distribution within the block model was calculated using the Inverse distance weighted estimation algorithm. Each block within the model is a 10 foot cube. Resource blocks within the shell were classified as Measured (blocks within 50 feet of a drill hole data point), Indicated (blocks within 50 to 100 feet of a drill hole data point) and Inferred (blocks within 100 to 150 feet of a drill hole data point). The projections from drill hole data points is consistent with projections made in the original resource estimate for the property by R. Sim and first published in February 2005 and supported by a Technical Report filed in March 2005 with Sedar.

The reader is cautioned that the mineral resources are not mineral reserves and therefore do not have any demonstrated economic viability at the present time. Additionally, the reader must recognize that the resource estimate is based upon a series of preliminary assumptions and does not represent an economic analysis for this project or for the mineral resources tabulated above. Atna has used industry standard methods and general cost estimates from operating mines in Northern Nevada, with similar ore type, exploitation methods, metallurgy, and milling characteristics to formulate the revised resource estimate with a base case of 0.20 oz/ton cutoff.

Additional Drill Results

A significant number of drill holes from recent drilling had not been assayed prior to the cut-off date for inclusion in the resource revision. Drill hole results received since the resource recalculation was completed include the following:

Ogee Zone Drill Hole Results

Drill Hole

From (ft)   To (ft)

Length ft (m)

Au opt (g/t)

UGOG-021

 76.0

    110.8

34.8 (10.6)

0.744 (25.5)

UGOG-022

659.0

    676.2

17.2  (5.2)

0.831 (28.5)

    and

        743.1

    748.3

 5.2  (1.6)

0.370 (12.7)

UGOG-023

136.0

    152.5

16.5  (5.0)

0.286  (9.8)

UGOG-024

189.0

    200.5

11.5  (3.5)

0.232  (7.9)

UGOG-025

266.5

    302.5

36.0 (11.0)

0.554 (19.0)

UGOG-026

153.5       158.5

 5.0  (1.5)

0.218  (7.5)

UGOG-029

117.3

    126.0

 8.7  (2.7)

0.350 (12.0)

UGOG-031

173.0

    188.0

15.0  (4.6)

0.632 (21.7)

UGOG-032

526.0

    532.4

 6.4  (1.9)

0.423 (14.5)

UGOG-034

489.0

    533.4

44.4 (13.5)

0.677 (23.2)

Range Front Zone Drill Hole Results

Drill Hole

From (ft)   To (ft)

Length ft (m)

Au opt (g/t)

APRF-251

589.0

    599.0

10.0  (3.1)

0.457 (15.7)

    and

        623.5

    639.4

15.9  (4.8)

0.133  (4.6)

    and

        672.5

    705.0

32.5  (9.9)

0.376 (12.9)

APRF-258

551.0

    562.5

11.5  (3.5)

0.569 (19.5)

APRF-269

410.0

    425.0

15.0  (4.6)

0.232  (8.0)

APRF-277

 90.0

    150.0

60.0 (18.3)

0.219  (7.5)

APRF-284

605.0

    680.0

75.0 (22.9)

0.648 (22.2)

APRF-285

405.0

    445.0

40.0 (12.2)

0.109  (3.7)

UGRF-005

186.0

    203.0

17.0  (5.2)

0.884 (30.3)

UGRF-006

334.0

    364.8

30.8  (9.4)

0.804 (27.6)”

The preceding information is derived from publicly available information provided by Atna. The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of Atna's public disclosure, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

About IRC
IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President and Director

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Jack Perkins, Director, Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

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